plug power	BALLARD
FOR IMMEDIATE RELEASE January 12, 2006

Contacts:
Cynthia Mahoney White Manager, Public Relations & Marketing Phone: (518) 782-7700 ext. 1973 Mobile: (518) 527-1172 cynthia_white@plugpower.com	Michelle Cormack Manager, Corporate Relations Phone: (604) 454-0900 Fax: (604) 412-3100 michelle_cormack@ballard.com

PLUG POWER AND BALLARD POWER SYSTEMS AWARDED $2M PROGRAM TO DEVELOP ADVANCED PEM FUEL CELL
SYSTEM

LATHAM, N.Y. and VANCOUVER, CANADA – January 12, 2006 – Plug Power Inc. (NASDAQ: PLUG), a leader in providing clean, reliable on-site energy, and Ballard Power Systems (NASDAQ: BLDP; TSX: BLD), a leading developer of proton exchange membrane (PEM) fuel cells, today announced they have been awarded a $2M program by the U.S. Department of Defense to develop an advanced prototype PEM fuel cell system to support Defense Continuity of Operations (COOP).

Under this program, Plug Power and Ballard will jointly develop a next-generation prototype PEM fuel cell power solution to be used in backup power applications. Plug Power will act as the systems integrator, using a Ballard® fuel cell stack for evaluation and potential use in COOP programs for the U.S. Department of Defense and Department of Homeland Security.

“The collaboration with Ballard Power Systems supported by the Department of Defense combines key strengths from both our companies,” said Dr. Roger Saillant, President and CEO of Plug Power. “This project affirms Plug Power’s commitment to leverage partnerships and explore all avenues in developing the best fuel cell solutions for its customers.”

The project represents the first phase of Plug Power-Ballard collaboration and, if successful, could lead to further development work towards a portable, highly durable, extended-run, zero emission prototype backup power solution for COOP satellite locations. Fuel cell power could help ensure that these locations remain operational, even when other power sources have failed.

“Collaboration among fuel cell developers, systems integrators and governments will accelerate the commercialization of fuel cell technology,” said John Sheridan, Ballard’s Chairman of the Board and Interim President and Chief Executive Officer. “Supplying Plug Power with our fuel cell stack strongly supports our strategic decision to focus our efforts on fuel cell development, leaving the systems integration to others.”

COOP planning refers to the internal efforts of an organization, such as a branch of government, department or office, to assure that the capability exists to continue essential operations at dispersed locations in the aftermath of any operational interruptions. Potential applications for fuel cell backup power could include running computers, telecommunications equipment and other small office systems.

Senators Carl Levin (D-MI) and Debbie A. Stabenow (D-MI), Congressman John Conyers (D-MI) and John D. Dingell (D-MI) from Michigan and Senators Hillary Rodham Clinton (D-NY) and Charles E. Schumer (D-NY) along with Congressmen John E. Sweeney (R-NY), Michael R. McNulty (D-NY), Maurice Hinchey (D-NY) and James T. Walsh (R-NY) from New York, were instrumental in supporting this collaborative project.

The funding for the joint development program is contained in the FY06 Department of Defense Appropriations Act.

About Plug Power
Plug Power Inc. is an established leader in the deployment of clean, reliable, on-site energy products. More than 600 Plug Power fuel cell systems have been delivered to customers worldwide in commercial, public sector, telecommunications, utility and uninterruptible power supply markets. For more information about how you can join Plug Power’s energy revolution as an investor, customer, supplier or strategic partner, please visit www.plugpower.com.

About Ballard Power Systems
Ballard Power Systems is recognized as the world leader in the design, development and manufacture of zero emission proton exchange membrane fuel cells. With locations in Dearborn (Michigan), Lowell (Massachusetts), and Burnaby (British Columbia), Ballard is focused on making fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

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Plug Power Safe Harbor Statement: This press release may contain statements, which are not historical facts and are considered forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements contain projections of Plug Power’s future results of operations, Plug Power’s product development expectations or of Plug Power’s financial position or state other forward-looking information. In some cases you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and “would” or similar words. You should not rely on forward-looking statements because Plug Power’s actual results may differ materially from those indicated by these forward-looking statements as a result of a number of important factors. These factors include, but are not limited to, Plug Power’s ability to develop commercially viable on-site energy products; the cost and timing of developing Plug Power’s on-site energy products; market acceptance of Plug Power’s on-site energy products; Plug Power’s reliance on its relationship with certain affiliates of General Electric (GEFCS); Plug Power’s ability to perform on its multi-generation product plan in a manner satisfactory to GEFCS; Plug Power’s ability to manufacture on-site energy products on a large-scale commercial basis; competitive factors, such as price competition and competition from other traditional and alternative energy companies; the cost and availability of components and parts for Plug Power’s on-site energy products; the ability to raise and provide the necessary capital to develop, manufacture and market Plug Power’s on-site energy products; Plug Power’s ability to establish relationships with third parties with respect to product development, manufacturing, distribution and servicing and the supply of key product components; Plug Power’s ability to protect its intellectual property; Plug Power’s ability to lower the cost of its on-site energy products and demonstrate their reliability; the cost of complying with current and future governmental regulations; the impact of deregulation and restructuring of the electric utility industry on demand for Plug Power’s on-site energy products; fluctuations in the trading price and volume of Plug Power’s common stock and other risks and uncertainties discussed under the heading “Factors Affecting Future Results” in Plug Power’s annual report on Form 10-K for the fiscal year ended December 31, 2004, dated March 15, 2005, and filed with the Securities Exchange Commission on March 15, 2005, and the reports Plug Power files from time to time with the Securities and Exchange Commission. Plug Power does not intend to and undertakes no duty to update the information contained in this press release.

Ballard Power Systems Safe Harbor Statement: This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.